ทะเบียนเลขที่ บมจ. 53

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

No. PTTEP 810/1056/2002

Finance Dept.
Tel. (662) 537-4512

02015632

02 MAR -5 AM 8:36

Date: February 14, 20

Subject: Evergreen Filing for PTT Exploration and Production Public Co., Ltd. (PTTEP)

Attn: United States Securities and Exchange Commission

To maintain the exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 for foreign private issuers, PTT Exploration and Production Public Company Limited (PTTEP) (File No. 82-3827) would like to provide as follows (s):

SUPPL

- ☐ Annual Report of ____________
- ☐ Financial Statement ____________
- ☑ News Release on No. 7/2002
- ☑ Copy of the letter to the Stock Exchange of Thailand dated February 13, 2002 " Investment in Exploration Projects - Blocks 9-2 and 16-1, Vietnam

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

- ☐ Others ____________

Yours sincerely,

Wanna-arpa P.

Wanna-arpa Pukphibulya
Senior Officer, Investor Relations

3/5

อาคารสำนักงาน ปตท.สผ. 555 ถนนวิภาวดีรังสิต เขตจตุจักร กรุงเทพฯ 10900 โทร. 537-4000 แฟ็กซ์ : 537-4333, 537-4444 http://www.ptt-ep.com
PTTEP Office Building, 555 Vibhavadi-Rangsit Road, Chatuchak, Bangkok 10900 Thailand Tel. 537-4000 Fax : 537-4333, 537-4444 http://www.ptt-ep.com

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.810 / 045 /2002

Finance Department
Tel. 02-537-4512

February 13, 2002

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Investment in Exploration Projects - Blocks 9-2 and 16-1, Vietnam

PTT Exploration and Production Public Company Limited (PTTEP) would like to announce that on February 13, 2002 its subsidiaries, PTTEP Hoan Vu Co., Ltd. and PTTEP Hoang Long Co., Ltd., signed a Farmout Agreement with SOCO Vietnam Ltd. to participate in exploration projects – Blocks 9-2 and 16-1, located offshore southeast of Vung Tau City, Vietnam. SOCO Vietnam Ltd. is an affiliate of SOCO International Plc., an upstream oil and gas company listed in the London Stock Exchange.

Block 9-2 covers approximately 1,370 square kilometers. Hoan Vu Joint Operating Company, the Operator, has conducted the 3D seismic survey covering 650 square kilometers of this block. After the acquisition, PTTEP Hoan Vu Co., Ltd., a wholly owned subsidiary of PTTEP Offshore Investment Co., Ltd., will hold a 25% interest in Block 9-2. The other joint venture partners are Petrovietnam Exploration and Production (a wholly owned subsidiary of Petrovietnam) and SOCO Vietnam Ltd.

Block 16-1 covers approximately 3,350 square kilometers. Hoang Long Joint Operating Company, the Operator, has conducted the 3D seismic survey covering 655 square kilometers. After the acquisition, PTTEP Hoang Long Co., Ltd., a wholly owned subsidiary of PTTEP Offshore Investment Co., Ltd., will hold a 15% interest in Block 16-1. The other joint venture partners are Petrovietnam Exploration and Production (a wholly owned subsidiary of Petrovietnam), Amerada Hess Vietnam Limited, SOCO Vietnam Ltd. and OPECO Vietnam, Ltd.

The agreement will become fully effective upon receiving approvals from Petrovietnam and the Vietnamese government. The Company is committed to spend up to US$50 million during 2002-2003 to drill four exploration wells, starting in May 2002 with expected completion in the first quarter of 2003.

The investment is part of PTTEP's strategic plan to expand its exploration and production activities in Southeast Asia and to increase its crude oil reserves. Evaluation studies indicate that these blocks have high crude oil potential with relatively low exploration risk.

Yours sincerely,

Chitrapongse Kwangsukstith
President

No.7/2002

PTTEP expands Offshore Exploration Investment in Vietnam

PTT Exploration and Production Public Company Limited or PTTEP announces that on February 13, 2002, its subsidiaries; PTTEP Hoan Vu Co., Ltd. and PTTEP Hoang Long Co., Ltd., *signed a farm-out agreement* with SOCO Vietnam, Ltd. (SOCO) *to participate in two offshore* exploration projects – Blocks 9-2 and 16-1 located off the coast of Vung Tau City, Vietnam. SOCO is an affiliate of SOCO International Plc.- an international oil and gas exploration and production company listed in the London Stock Exchange.

Block 9-2 covers approximately 1,370 square kilometers. Hoan Vu Joint Operating Company, the Operator, conducted the 3D Seismic Survey covering 650 square kilometers of this block. After the acquisition, PTTEP Hoan Vu Co., Ltd., a wholly owned subsidiary of PTTEP Offshore Investment Co., Ltd., will hold a 25 % interest in Block 9-2. The other joint venture partners are Petrovietnam Exploration and Production, a subsidiary of Petrovietnam and SOCO Vietnam Ltd.

Block 16-1 covers approximately 3,350 square kilometers. Hoang Long Joint Operating Company, the Operator, conducted the 3D Seismic Survey covering 655 square kilometers of this block. After the acquisition, PTTEP Hoang Long Co., Ltd., a wholly owned subsidiary of PTTEP Offshore Investment Co., Ltd., will hold a 15% interest in Blocks 16-1. The other joint venture partners are Petrovietnam Exploration and Production, a subsidiary of Petrovietnam, Amerada Hess Vietnam Limited, SOCO Vietnam Ltd. and OPECO Vietnam, Ltd.

The agreement will become fully effective upon receiving approval from Petrovietnam and the Vietnamese Government. By this agreement, PTTEP has committed to spend up to US$ 50 million during 2002-2003 to drill four exploration wells, starting in May 2002 with expected completion in the first quarter of 2003.

Dr. Chitrapongse Kwangsukstith, President of PTTEP, revealed *"We are very excited to take part in the offshore exploration investment of Block 9-2 and 16-1 in Vietnam. This investment is part of PTTEP 's growth strategy to expand its investment in exploration and production activities in South East Asia. In Vietnam, PTTEP already participated in the Offshore Southwest Vietnam Project along with*

Unocal Thailand Ltd. and Moeco Thailand Co., Ltd. in 2000. Participating in Offshore Blocks 9-2 and 16-1, which is believed to possess high potential crude oil discovery, represents another important milestone for PTTEP to expand its exploration and production activity into Vietnam's offshore region. PTTEP has worked on the opportunity to invest in these blocks since 1995 and has received excellent cooperation from Petrovietnam and SOCO."

" PTTEP will second its staff to work in the two joint operating companies at management and operational levels to share knowledge and experience in petroleum exploration development in Thailand and Vietnam. I am very confident this investment will be successful and will eventually enable PTTEP to increase its crude oil reserves in the future" said Dr. Chitrapongse Kwangsukstith.

14 February 2002

For more information, please contact
Charlie Charuvastr/ Bussaban Cheencharoen
External Relations Department
Tel.0-2537-4000

Blocks 9-1 and 16-2 Map


VIETNAM
THAILAND
CAMBODIA
SU TU DEN
SU TU VANG
01 Petronas
01/97
DIAMOND
RUBY
TOPAZ
PEARL
EMERALD
15.1 Cuu Long
02 Petronas
10/96
2/96
15.2 JVPC
RANG DONG
15.2/95
16.1 Hoang Long JOC
9.2 Hoan Vu JOC
RONG
09.1 VSP
Basin Outline
Oil Field
Platform
0
Kms
40